Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Alion Science and Technology Corporation:
We consent to the use of our report dated January 31, 2006, except for note 20, as to which the date is April 27, 2007, with respect to the consolidated balance sheet of Alion Science and Technology Corporation (the Company), as of September 30, 2005, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for the years ended September 30, 2005 and 2004, and the related consolidated financial statement schedule for the years ended September 30, 2005 and 2004, included herein and to the references to our firm under the headings “Summary Historical Condensed Consolidated Financial Data”, “Selected Consolidated Financial Data” and “Independent Registered Public Accounting Firms” in the prospectus.
/s/ KPMG LLP
Chicago, Illinois
April 27, 2007